ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

04054112

OUR FILE NUMBER: MK/7248

SEC MAIL PROCESSING RECEIVED DEC 13 2004 WASH. D.C. 202 SECTION

SUPPL

December 9, 2004

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's previous submission:

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS

1. Information which the Issuer has made or is required to make public since November, 2004 (date of most recent submission) pursuant to the laws of Canada:

a. news releases	immediately	Issuer
i. November 12, 2004		
ii. December 8, 2004		
iii. December 9, 2004		

PROCESSED JAN 07 2005 THOMSON FINANCIAL

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		**WHEN IT IS REQUIRED TO BE MADE PUBLIC**	**BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS**
b.	unaudited interim financial statements for the period ended, together with Management Discussion and Analysis and Certificates of Chief Executive Officer and Chief Financial Officer: i. September 30, 2004	within 45 days from the day to which it is made up	Issuer

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:

   a. N/A

3. Materials which the Issuer has distributed or is required to distribute to its security holders:

   a. N/A

We trust you will find the foregoing satisfactory. Should you have further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/jgs
Enclosures

BIOMS MEDICAL™

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BioMS Medical Announces Warrant Extension and Re-pricing

Edmonton, Alberta, December 9, 2004- BioMS Medical Corp (TSX: MS) announces that effective on Thursday, December 23, 2004, the term of share purchase warrants (the "Warrants") issued by BioMS, entitling the holders thereof to purchase up to 1,422,247 Class A common shares at a price of $4.30 per share on or before March 17, 2005, has been extended from March 17, 2005 to October 22, 2005 and the exercise price has been reduced from $4.30 per share to $4.00 per share. None of the Warrants are held by insiders of BioMS.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology, HYC750, involving a method for mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS Medical trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
wrgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

BIOMS MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **Toronto Stock Exchange Symbol: MS**

BIOMS MEDICAL INITIATES ENROLLMENT IN PIVOTAL PHASE II/III MULTIPLE SCLEROSIS TRIAL

Edmonton, Alberta, December 8, 2004 - BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced that the first patients have been enrolled in its pivotal Phase II/III clinical trial of MBP8298, a proprietary synthetic peptide for the treatment of secondary progressive multiple sclerosis which affects approximately 40% of the estimated 2.5 million MS patients worldwide.

"Today's announcement signifies a major milestone for both the advancement of our lead drug and for the worldwide MS community," said Mr. Kevin Giese, President of BioMS Medical. "Most current and emerging therapies do not target secondary progressive MS, so for people suffering from this form of the disease, there are really limited treatment options available."

The trial is expected to enroll up to 553 patients and will be a double-blind, placebo-controlled study involving multiple trial sites. Patients will be administered either MBP8298 or placebo intravenously every six months for a period of two years. The primary clinical endpoint for the trial is defined as a statistically and clinically significant increase in the time to progression of the disease as measured by the Expanded Disability Status Scale (EDSS) in the previously identified responder group, patients with immune response genes HLA-DR2 or HLA-DR4. Patients with the immune response genes, HLA-DR2 or HLA-DR4, account for up to 75% of the MS patient population.

"This trial has been designed to confirm the efficacy and safety shown by MBP8298 in previous clinical trials, particularly in patients with specific genetic profiles often associated with MS. We also anticipate gathering additional data regarding the potential of this treatment in patients with other types of MS," said Dr. Leopold Arfors, Medical Director.

MS is an unpredictable, at times disabling disease of the central nervous system. The disease attacks the protective myelin covering of the central nervous system, causing inflammation and often destroying the myelin in patches. Canada has one of the highest rates of MS in the world.

Further information regarding the enrollment of patients can be heard on audio archive at the company's website at www.biomsmedical.com.

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's lead drug, MBP8298, is a patented technology for the treatment of multiple sclerosis and is currently in a pivotal Phase II/III clinical trial. The Company is poised to initiate a Phase I clinical trial for HYC750, a therapeutic designed to mobilize stem cells and neutrophils for the treatment of cancer therapy related side-effects. BioMS also has an equity interest in BioCyDex, a private company developing technology for the delivery and imaging of genes in cells.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS Medical with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

BIOMS MEDICAL™

www.biomsmedical.com

FOR IMMEDIATE RELEASE **TSX: MS**

BioMS MEDICAL ANNOUNCES THIRD QUARTER RESULTS

Edmonton, Alberta, November 12, 2004—BioMS Medical Corp (TSX: MS), a leading developer in the treatment of multiple sclerosis (MS), today announced financial and operational results for the third quarter, ended September 30, 2004.

"We continue to build towards the initiation of our pivotal trial of MBP8298 for Secondary Progressive MS," said Kevin Giese, President and CEO of BioMS Medical. "Our lead investigator has been selected and we have strengthened our clinical team considerably in preparation for this important trial."

In July, BioMS appointed Leopold Arfors, M.D., Ph.D., to the new position of Medical Director. Dr. Arfors has designed and completed numerous clinical trials, in particular for multiple sclerosis products. Subsequent to the end of the quarter, the Company announced the appointment of Dr. Tony Verco to the new position of Vice President of Clinical and Medical Affairs. Dr. Verco has extensive experience in all phases of clinical trials.

The Company's consolidated net loss for the three months ended September 30, 2004 was $2.4 million or ($0.05) per share compared to a consolidated net loss of $1.6 million or ($0.03) per share for the three months ended September 30, 2003. The increase resulted from: lower interest income of $74,000; higher general and administrative expenses of $574,000; and higher research and development expenses of $111,000. For the nine months ended September 30, 2004, the consolidated net loss was $9.0 million or ($0.18) per share compared to $4.9 million or ($0.10) per share for the corresponding period in 2003.

Total consolidated expenses for the three months ended September 30, 2004 were $2.5 million compared to $1.8 million for the same period in 2003. For the nine months ended September 30, 2004, consolidated expenses were $9.3 million compared to $5.5 million for the same period in 2003.

Research and development expenditures for the three months ended September 30, 2004 totaled $1.1 million compared with $1.0 million for the same period in 2003. Research and development expenditures for the nine months ended September 30, 2004 totaled $5.4 million compared to $2.3 million in 2003.

General and administration expenditures increased to $1.1 million for the three months ended September 30, 2004 compared to $0.5 million for the three months ended September 30, 2003. The increases were the result of a general increase in business activity by the Company.

As at September 30, 2004 cash and short-term investments totaled $17 million as compared to $19 million at December 31, 2003. At September 30, 2004, the Company had working capital of $17 million, unchanged from $17 million at December 31, 2003. The current working capital is sufficient for the Company to meet its on going obligations.

About BioMS Medical Corp.

BioMS Medical Corp. is a biotechnology company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials and has recently been approved to enter into a pivotal Phase II/III clinical trial. In addition, the Company has a platform technology, HYC750, involving a method for the potential mobilization of stem cells and neutrophils for the treatment of cancer therapy related side-effects, as well as an interest in BioCyDex, a private company developing platform drug and gene delivery and imaging technology.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Tony Hesby
Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-408-3040 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

James Smith
Investor Relations, Toronto
416-815-0700 ext. 229
416-815-0080 Fax
E-mail: jsmith@equicomgroup.com

Mr. Barry Mire
Investor Relations, Quebec and U.S.
Phone: 514-939-3989
E-mail: bmire@renmarkfinancial.com

BIOMS MEDICAL CORP.
(Unaudited)
Interim Consolidated Financial Statements
September 30, 2004

BIOMS MEDICAL CORP.
(Unaudited)
Interim Consolidated Balance Sheet
September 30, 2004

	September 30, 2004	December 31, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 16,925,714**	$ 18,948,634
Amounts receivable	**213,134**	132,979
Prepaid expenses	**152,942**	66,686
	17,291,790	19,148,299
Investment (Note 4)	**130,060**	121,550
Licensing costs (Note 5)	**12,165,518**	13,269,325
Property and equipment (Note 6)	**193,788**	134,527
	$ 29,781,156	$ 32,673,701
LIABILITIES		
Accounts payable	**$ 232,315**	$ 2,208,580
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**59,111,454**	50,852,510
Contributed surplus (Note 7)	**450,664**	403,928
Deficit	**(30,013,277)**	(20,791,317)
	29,548,841	30,465,121
	$ 29,781,156	$ 32,673,701

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Operations

For the Nine Months Ended September 30, 2004

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2004	2003	**2004**	2003
Revenue				
Interest income	**$ 98,950**	$ 173,220	**$ 302,216**	$ 594,437
Expenses				
General and administrative (Note 8)	**1,056,190**	635,691	**2,719,964**	2,105,275
Research and development (Note 9)	**1,065,846**	801,035	**5,430,111**	2,269,688
Amortization of licensing costs	**367,936**	367,936	**1,103,807**	1,103,806
Amortization of property and equipment	**12,701**	2,812	**29,820**	9,379
	2,502,673	1,807,474	**9,283,702**	5,488,148
Net loss	**$ 2,403,723**	$ 1,634,254	**$ 8,981,486**	$ 4,893,711
Loss per common share - basic and diluted (Note 10)	**$ 0.05**	$ 0.03	**$ 0.18**	$ 0.10

BIOMS MEDICAL CORP.
(Unaudited)
Interim Consolidated Statement of Deficit
For the Nine Months Ended September 30, 2004

	For the Nine Months Ended September 30	
	2004	2003
Balance, beginning of period	**$20,791,317**	$13,045,006
Net loss	**8,981,486**	4,893,711
Excess of repurchase price of common shares over stated capital (Note 7)	**240,474**	59,446
Balance, end of period	**$30,013,277**	$17,998,163

BIOMS MEDICAL CORP.

(Unaudited)

Interim Consolidated Statement of Cash Flows

For the Nine Months Ended September 30, 2004

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2004	2003	**2004**	2003
Cash provided by (used in):				
Operating Activities				
Net loss	**$ (2,403,723)**	$ (1,634,254)	**$ (8,981,486)**	$ (4,893,711)
Items not involving cash:				
Stock-based compensation	**26,543**	174,594	**46,736**	279,449
Amortization of licensing costs	**367,936**	367,936	**1,103,807**	1,103,806
Amortization of property and equipment	**12,701**	2,812	**29,820**	9,379
Net change in non-cash working capital balances related to operations (Note 11)	**(120,061)**	(390,218)	**(2,142,676)**	(493,337)
	(2,116,604)	(1,479,130)	**(9,943,799)**	(3,994,414)
Investing Activities				
Investment funds advanced (Note 4)	**---**	---	**(8,510)**	---
Purchase of property and equipment	**(80,443)**	(8,709)	**(89,081)**	(21,923)
	(80,443)	(8,709)	**(97,591)**	(21,923)
Financing Activities				
Repurchase of share capital (Note 7)	**(243,473)**	(88,952)	**(364,323)**	(88,952)
Share issue costs	**---**	---	**(1,042,440)**	---
Net proceeds from issuance of share capital (Note 7)	**---**	---	**9,425,233**	---
	(243,473)	(88,952)	**8,018,470**	(88,952)
Decrease in cash and cash equivalents	**(2,440,520)**	(1,576,791)	**(2,022,920)**	(4,105,289)
Cash and cash equivalents, beginning of period	**19,366,234**	21,332,351	**18,948,634**	23,860,849
Cash and cash equivalents, end of period	**$ 16,925,714**	$ 19,755,560	**$ 16,925,714**	$19,755,560
Cash and cash equivalents consist of:				
Bank accounts	**$ 310,153**	$ 881,027	**$ 310,153**	$ 881,027
Interest bearing deposits and securities	**16,615,561**	18,874,533	**16,615,561**	18,874,533
	$ 16,925,714	$ 19,755,560	**$ 16,925,714**	$19,755,560

1. **Nature of Business**

BioMS Medical Corp. (the "Corporation") is incorporated in Alberta under the Business Corporations Act and is a development stage company. It has obtained exclusive world wide license to a new medical technology for the treatment of Multiple Sclerosis and to a new medical technology for mobilizing hemotopoetic cells in humans. On May 6, 2004, Rycor Technology Investments Corp., a wholly owned subsidiary of the Corporation, changed its name to BioMS Technology Corp.

2. **Basis of Presentation**

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim consolidated financial statements and do not include all of the disclosures found in the Corporations annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Corporation's year end audited consolidated financial statements of December 31, 2003.

3. **Changes in Accounting Policy**

Stock-Based Compensation

During 2003, the Corporation adopted the revised CICA Handbook Section 3870, "Stock-Based Compensation" which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870 for stock-based compensation to employees, the Corporation has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 to employees.

Since the adoption of CICA 3870 was not reflected in the interim consolidated financial statements for the period ended September 30, 2003, the comparative figures for the period ended September 30, 2003 have been restated as follows:

	For the Three Months Ended September 30, 2003	For the Nine Months Ended September 30, 2003
Net loss as previously reported	$ 1,459,660	$ 4,614,262
Increase in general and administrative	174,594	279,449
Restated net loss	$ 1,634,254	$ 4,893,711
Restated basic loss per common share	$ 0.03	$ 0.10

4. **Investment**

The Corporation has an 18% interest in a private company that is accounted for at cost. Under the terms of the agreement, the Corporation has committed to purchase during the current year a total of 30% interest in the company for $200,000 and has an option to purchase up to a total of 50% interest. The fair value of the investment at September 30, 2004 is not readily determinable

5. **Licensing Costs**

	September 30, 2004			December 31, 2003
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,665,286**	**$ 5,499,768**	**$ 12,165,518**	$ 13,269,325

6. **Property and Equipment**

	September 30, 2004			December 31, 2003
	Cost	**Accumulated Amortization**	**Net**	Net
Furniture and equipment	**$ 10,228**	**$ 1,080**	**$ 9,148**	$ 5,037
Computer equipment and software	**117,317**	**39,659**	**77,658**	70,128
Leasehold improvements	**126,463**	**19,481**	**106,982**	59,362
	$ 254,008	**$ 60,220**	**$ 193,788**	$ 134,527

7. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	**Amount**
BioMS Medical Corp.		
Outstanding, January 1, 2003	48,709,671	$ 50,081,276
Issued for cash on exercise of share purchase warrants	330,000	825,000

7. **Share Capital** (Continued)

	Number of Common Shares	Amount
Repurchased pursuant to normal course issuer bid	(52,200)	(53,766)
Outstanding, December 31, 2003	48,987,471	50,852,510
Private placement, issued for cash	2,844,495	9,386,833
Issued for cash on exercise of employee stock options	53,500	38,400
Repurchased pursuant to normal course issuer bid	(108,200)	(123,849)
Share issuance costs	—	(1,042,440)
Outstanding, September 30, 2004	51,777,266	$ 59,111,454

Shares Issued

In relation to the prospectus offering dated January 12, 2004, 2,844,495 units of the Corporation were issued at a price of $3.30 per unit to raise gross proceeds of $9,386,833. Each unit consisted of one Class A common share of the Corporation and one-half of one share purchase warrant entitling the holder to purchase one Class A common share at a price of $4.30 per share on or before March 17, 2005.

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 Class A common shares, during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp. Pursuant to the Normal Course Issuer Bid, the Corporation acquired 125,900 of its common shares at an average price of $3.38 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

On August 12, 2004, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 200,000 Class A common shares during the period of August 15, 2004 to August 14, 2005 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp.

7. **Share Capital** (Continued)

Pursuant to the Normal Course Issuer Bid, the Corporation repurchased 34,500 common shares at an average price of $3.31 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the company. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At September 30, 2004, 4,000,000 common shares were reserved for stock options.

	September 30, 2004		September 30, 2003	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	**2,911,500**	**$ 3.20**	2,541,500	$ 3.17
Granted	**810,000**	**3.50**	430,000	3.55
Exercised	**(53,500)**	**0.72**	—	—
Outstanding, end of period	**3,668,000**	**$ 3.30**	2,971,500	$ 3.22

Range of Exercise Prices:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.20	116,000	$ 0.20	1.3	116,000	$ 0.20
$2.50 to $2.97	1,112,000	2.59	1.9	622,000	2.62
$4.00 to $4.14	1,315,000	4.00	8.1	1,185,000	4.00
$3.08 to $3.50	1,035,000	3.43	9.4	954,600	3.46
$3.65	60,000	3.65	8.5	60,000	3.65
$5.75	30,000	5.75	2.1	30,000	5.75
	3,668,000	3.30	6.3	2,967,600	3.40

2,152,500 options are issued to directors and 1,515,500 options are issued to employees and consultants.

7. **Share Capital** (Continued)

As the Corporation is following the fair value based method of accounting for stock options, compensation expense of $26,543 has been recorded for the three months ended and $46,736 for the nine months ended September 30, 2004 (2003 - $174,594 for the three months ended and $279,449 for the nine months ended).

The estimated fair value of the stock options issued during the period ended September 30, 2004 was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the period ended September 30, 2004 and 2003 using the following weighted average assumptions:

	2004	2003
Dividend yield	**0.0**	0.0
Volatility factors of expected marketplace	**22.39%**	26.6%
Risk-free interest rate	**2.5%**	5.0%
Weighted average expected life of the options	**120 mos.**	73 mos.

Pro Forma Disclosure

For stock-based awards granted prior to January 1, 2003, revised CICA Section 3870 requires the disclosure of pro forma loss and loss per share information as if the Corporation had accounted for employee stock options under the fair value method. The pro forma disclosure related to options granted prior to January 1, 2003 have been calculated based on the following weighted average assumptions: risk-free interest rate - 5.0%; expected life of options - six years; expected volatility - 26.6%; expected dividend yield - 0%, is as follows:

7. **Share Capital** (Continued)

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2004	2003	**2004**	2003
Loss for the period	**$ 2,403,723**	$ 1,634,254	**$ 8,981,485**	$ 4,893,711
Compensation expense	**142,512**	142,421	**427,537**	427,265
Pro forma loss for the period	**$ 2,546,235**	$ 1,776,675	**$ 9,409,022**	$ 5,320,976
Pro forma loss per share	**$ 0.05**	$ 0.04	**$ 0.18**	$ 0.11

Warrants

The Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	**Subscription Price**
December 31, 2003		
Outstanding, beginning of year	1,650,000	$ 4.00
Issued on exercise of compensation warrants	165,000	4.00
Outstanding, end of year	1,815,000	
September 30, 2004		
Issued during the period	1,422,248	4.30
Outstanding, end of period	3,237,248	

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004. Effective October 21, 2004, the expiry date was extended from October 22, 2004 to October 22, 2005.

The warrants issued under the prospectus dated January 12, 2004 have an exercise price of $4.30. Each whole warrant entitles the holder to purchase one Class A common share on or before March 17, 2005.

8. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

9. **Research and Development Expenses**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

10. **Loss Per Share**

Loss per share has been allocated on the weighted average number of common shares outstanding of 51,814,838 for the three months ended September 30, 2004 (2003 - 48,703,025) and 50,970,817 for the nine months ended September 30, 2004 (2003 - 48,703,025).

The effect of potential exercise of options is anti-dilutive at September 30, 2004 and September 30, 2003 and is therefore not presented.

11. **Net Change in Non-Cash Working Capital Balances**

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2004	2003	**2004**	2003
Amounts receivable	**$ (77,857)**	$ 233,332	**$ (80,155)**	$ 26,961
Prepaid expenses	**16,957**	(29,508)	**(86,256)**	(56,224)
Accounts payable	**(59,161)**	(594,042)	**(1,976,265)**	(464,074)
	$ (120,061)	$ (390,218)	**$ (2,142,676)**	$ (493,337)

12. **Commitments**

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

The Corporation has also entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives and royalties on an escalating scale based on net sales of the licensed product.

13. **Financial Instruments**

Financial instruments of the Corporation consist mainly of cash and cash equivalents, amounts receivable, investment and accounts payable. As at September 30, 2004 and December 31, 2003, there are no significant differences between the carrying amounts of these items and their estimated fair values unless otherwise noted.

14. **Related Party Transactions**

The Corporation paid management and administration amounts of $186,250 for the three months ended September 30, 2004 and $558,750 for the nine months ended September 30, 2004 (2003 - $144,750 for the three months ended and $435,250 for the nine months ended) and office rent in the amount of $22,950 for the three months ended September 30, 2004 and $68,850 for the nine months ended September 30, 2004 (2003 - $16,900 for the three months ended and $36,375 for the nine months ended) to companies controlled by directors of the Corporation.

Director's fees have been paid in the amount of $52,587 for the three months ended September 30, 2004 and $105,382 for the nine months ended September 30, 2004 (2003 - $21,837 for the three months ended and $76,020 for the nine months ended).

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. **Interest Rate Risk**

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

16. **Credit Risk**

The Corporation has no exposure to credit risk as no sales have yet occurred.

17. **Comparative Figures**

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For The Nine Months Ended September 30, 2004

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. as of November 10, 2004 should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has also licensed a new platform technology, HYC750; involving a method for potentially mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical as well as preliminary human clinical trial testing.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Recent Developments

During the quarter the Corporation continued to work towards the commencement of the pivotal trial for MBP8298. The Corporation expects to begin enrolling patients in the near future.

Subsequent to the quarter end, the Corporation has appointed Dr. Tony Verco, MBBCh, DA, to the newly created position of Vice President of Clinical and Medical Affairs. Dr. Verco has extensive experience in all phases of clinical trials and in a variety of therapeutic areas. Prior to joining BioMS Medical Dr. Verco was the Medical Director at Endpoint Research, where he was responsible for medical support and strategy for clients in a number of therapeutic areas, including multiple sclerosis.

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the three months ended September 30, 2004 was $2.4 million or $0.05 per share compared with a consolidated net loss of $1.6 million or $0.03 per share for the three months ended September 30, 2003. The increase in the consolidated net loss for the period was the result of lower interest income of $74,000 and higher general and administrative expenses of $420,000 and higher research and development expenses of $265,000. For the nine months ended September 30, 2004, the consolidated net loss was $9.0 million or $0.18 per share compared to $4.9 million or $0.10 per share for the corresponding period in 2003.

Revenue

The revenue of the Corporation consisted entirely of interest earned on funds invested. Interest revenue was \$0.1 million for the three month period ended September 30, 2004, as compared to \$0.2 million for the three month period ended September 30, 2003.For the nine month period ended September 30, 2004, interest revenue was \$0.3 million compared to \$0.6 million for the same period in 2003. The Corporation expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Expenses

Total consolidated expenses for the three months ended September 30, 2004 were \$2.5 million as compared with \$1.8 million for the same period in 2003. In the quarter expenses related to the Corporation's direct research and development efforts accounted for \$1.1 million or 43% of all expenses as compared with \$0.8 million or 44% in the same quarter in 2003. For the nine months ended September 30, 2004, consolidated expenses were \$9.3 million, compared to \$5.5 million for the same period in 2003.

Research and development

Research and development expenditures for the three months ended September 30, 2004 totaled \$1.1 million as compared with \$0.8 million for the same period in 2003. Research and development expenditures for the nine months ended September 30, 2004 totaled \$5.4 million compared with \$2.3 million in 2003.

General and administration

General and administration expenditures increased to \$1.1 million for the three months ended September 30, 2004 as compared to \$0.6 million in the three months ended September 30, 2003. General and administrative costs represented approximately 42% of total gross expenses for the Company in the quarter in 2004 compared with approximately 35% in the corresponding quarter in 2003. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Corporation. The increase in general and administrative expenditures is the result of a general increase in business activity in the Corporation.

BioMS Medical Corp. is a development stage company, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the next clinical trials in Canada.

Eight Quarter Review

Financial Information – Quarterly
(In dollars, except for (loss) per share)

	Q4 2002	Q1 2003	Q2 2003	Q3 2003	Q4 2003	Q1 2004	Q2 2004	Q3 2004
Revenue	156,474	223,133	198,084	173,220	195,460	90,585	112,681	98,950
Research and development	1,720,448	195,155	1,273,497	801,035	1,713,429	3,368,811	995,454	1,065,846
General and administrative	569,246	713,628	755,956	635,691	851,900	779,835	883,939	1,056,190
Amortization of licensing costs	370,313	367,936	367,934	367,936	368,816	367,936	367,935	367,936
Amortization of property and equipment	13,663	2,746	3,821	2,812	8,131	8,442	8,677	12,701
Net Loss	2,517,196	1,056,332	2,203,124	1,634,254	2,746,816	4,434,439	2,143,324	2,403,723
Loss per common share - basic	(0.05)	(0.02)	(0.05)	(0.03)	(0.06)	(0.09)	(0.04)	(0.05)

The quarterly results of the Corporation have fluctuated primarily as a result of the various projects being conducted.

Liquidity and Solvency

As at September 30, 2004 cash and short-term investments totaled $16,925,714 as compared to $18,948,634 at December 31, 2003.

At September 30, 2004, the Corporation had working capital of $17 million, the same as at December 31, 2003. The current working capital is sufficient for the Corporation to meet its on going obligations.

During the quarter the Corporation repurchased by way of a Normal Course Issuer Bid 72,200 shares of the company at a cost of $243,473.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves in liquid, high-grade interest bearing securities.

The Corporation used $2.1 million cash in operating activities for the three months ended September 30, 2004 as compared to $1.5 million in the three months ended September 30, 2003.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Corporation will need to approach the equity markets for additional funding. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents. The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies. The Corporation is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Corporation. The clinical trials require the recruitment of patients. There are no assurances that the Corporation will be able to recruit the required number of patients with the main selection criteria in the time frame that is necessary to complete the trials. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals. In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. There is no assurance that these clinical trials will receive regulatory approval to be conducted. There is no assurance that the trials will provide a positive outcome. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization. Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition. The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources. In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources. Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price. The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement. The matters discussed in this interim report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this interim report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The management of BioMS Medical Corp. has prepared the financial statements and all of the information in this interim report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this interim report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees management's preparation of financial statements and financial control operations. The audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

"Kevin Giese"
Signed
President and Chief Executive Officer

"Don Kimak"
Signed
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings

I, DON KIMAK, Chief Financial Officer of BioMS Medical Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2004

"Don Kimak"
Signed
Name: Don Kimak
Title Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings

I, KEVIN GIESE, President and Chief Executive Officer of BioMS Medical Corp., certify that:

4. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BioMS Medical Corp. (the issuer) for the interim period ending September 30, 2004;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2004

"Kevin Giese"
Signed
Name: Kevin Giese
Title President and Chief Executive Officer

Company Name	Date of Filing	Document Type	File Format	File Size
BioMS Medical Corp.				
	Nov 17 2004	Other	PDF	8 K
	Nov 12 2004	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	59 K
	Nov 12 2004	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	58 K
	Nov 12 2004	Interim financial statements - English	PDF	83 K
	Nov 12 2004	MD&A - English	PDF	673 K
	Nov 12 2004	News release - English	PDF	23 K
	Oct 26 2004	News release - English	PDF	9 K
	Oct 13 2004	News release - English	PDF	7 K
	Aug 26 2004	News release - English	PDF	8 K
	Aug 13 2004	Other	PDF	79 K
	Aug 12 2004	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	61 K
	Aug 12 2004	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	120 K
	Aug 12 2004	Interim financial statements - English	PDF	899 K
	Aug 12 2004	MD&A - English	PDF	769 K
	Aug 5 2004	News release - English	PDF	17 K
	Jul 5 2004	Report of voting results	PDF	7 K
	Jun 7 2004	Cover letter	PDF	8 K
	Jun 7 2004	Material change report - English	PDF	9 K
	Jun 7 2004	News release - English	PDF	19 K
	May 26 2004	Other	PDF	8 K
	May 20 2004	Annual report - English	PDF	3410 K
	May 20 2004	Other	PDF	42 K

May 19 2004	Annual information form - English	PDF	77 K
May 19 2004	Form of proxy - English	PDF	130 K
May 19 2004	Management information circular - English	PDF	49 K
May 19 2004	MD&A - English	PDF	22 K
May 19 2004	Notice of meeting - English	PDF	9 K
May 19 2004	Other	PDF	8 K
May 18 2004	News release - English	PDF	76 K
May 18 2004	News release - English	PDF	19 K
May 17 2004	News release - English	PDF	172 K
May 17 2004	News release - English	PDF	214 K
May 14 2004	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	7 K
May 14 2004	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	6 K
May 14 2004	Interim financial statements - English	PDF	892 K
May 7 2004	Audited annual financial statements - English	PDF	1466 K
May 7 2004	MD&A - English	PDF	22 K
May 7 2004	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	15 K
Apr 28 2004	Final Receipt	PDF	85 K
Apr 21 2004	Notice of the meeting and record date - English	PDF	10 K
Mar 23 2004	Press release - English	PDF	12 K
Mar 18 2004	Cover letter	PDF	15 K
Mar 18 2004	Material change report - English	PDF	7 K
Mar 18 2004	Press release - English	PDF	12 K
Jan 13 2004	MRRS Decision Document (Final)	PDF	15 K
Jan 12 2004	Auditors' consent letter	PDF	37 K
Jan 12 2004	Consent letter of issuer's legal counsel	PDF	7 K
Jan 12 2004	Consent letter of underwriters' legal counsel	PDF	6 K
Jan 12 2004	Final short form prospectus - English	PDF	52 K
Jan 12 2004	Final short form prospectus - French	PDF	160 K
Jan 8 2004	Press release - English	PDF	18 K
Dec 29 2003	Preliminary Receipt	PDF	11 K
Dec 24 2003	MRRS Decision Document (Preliminary)	PDF	15 K

Dec 24 2003	Press release - English	PDF	18 K
Dec 23 2003	Annual report - French	PDF	18 K
Dec 23 2003	Audited annual financial statements - French	PDF	50 K
Dec 23 2003	Interim financial statements - French	PDF	36 K
Dec 23 2003	Interim MD & A - French	PDF	15 K
Dec 23 2003	Preliminary short form prospectus - English	PDF	47 K
Dec 23 2003	Preliminary short form prospectus - French	PDF	56 K
Dec 22 2003	Management proxy / information circular - French (BC, ON - Form 30, QC)	PDF	197 K
Dec 22 2003	Material change report - French	PDF	106 K
Dec 22 2003	Press release - English	PDF	90 K
Dec 22 2003	Renewal annual information form - French	PDF	262 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K

Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Letter concerning the addition of a recipient agency	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Dec 3 2003	Other	PDF	8 K
Nov 28 2003	Confirmation of mailing	PDF	7 K
Nov 28 2003	Press release - English	PDF	19 K
Nov 27 2003	Interim financial statements - English	PDF	91 K
Nov 27 2003	Interim MD & A - English	PDF	14 K
Nov 21 2003	Press release - English	PDF	17 K
Oct 29 2003	Press release - English	PDF	9 K

Sep 24 2003	Press release - English	PDF	7 K
Sep 19 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Sep 3 2003	Confirmation of mailing	PDF	7 K
Aug 29 2003	Interim financial statements - English	PDF	27 K
Aug 29 2003	Interim MD & A - English	PDF	12 K
Aug 29 2003	Press release - English	PDF	40 K
Aug 8 2003	Press release - English	PDF	17 K
Aug 8 2003	Press release - English	PDF	7 K
Aug 7 2003	Notice of intention	PDF	18 K
Aug 7 2003	Notice of intention	PDF	9 K
Aug 7 2003	Notice of intention	PDF	9 K
Jul 29 2003	Other	PDF	1460 K
Jul 16 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Jun 3 2003	Other	PDF	4 K
Jun 2 2003	Confirmation of mailing	PDF	8 K
May 29 2003	Interim financial statements - English	PDF	39 K
May 29 2003	Interim MD & A - English	PDF	12 K
May 26 2003	Material change report - English	PDF	14 K
May 23 2003	Press release - English	PDF	11 K
May 21 2003	Press release - English	PDF	11 K
May 20 2003	Annual report - English	PDF	386 K
May 20 2003	Audited annual financial statements - English	PDF	65 K
May 20 2003	BC Form 51-901F	PDF	27 K
May 20 2003	Certificate re dissemination to shareholders	PDF	6 K
May 20 2003	Confirmation of mailing	PDF	6 K
May 20 2003	Form of proxy - English	PDF	14 K
May 20 2003	Management proxy / information circular - English (BC, ON - Form 30, QC)	PDF	51 K
May 20 2003	Notice of meeting - English	PDF	7 K
May 20 2003	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	15 K
May 20 2003	Other	PDF	75 K
May 20 2003	Renewal annual information form - English	PDF	91 K
Apr 21 2003	Notice of the meeting and record date - English	PDF	8 K
Apr 1 2003	Qualifying issuer certificate	PDF	82 K

	(Form 45 - 102 F2)		
Mar 7 2003	Press release - English	PDF	68 K
Feb 20 2003	Press release - English	PDF	92 K
Jan 13 2003	Cover letter	PDF	77 K
Jan 13 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	80 K
Jan 8 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	85 K
Dec 20 2002	Press release - English	PDF	85 K
Dec 6 2002	Press release - English	PDF	74 K
Dec 5 2002	Cover letter	PDF	74 K
Dec 5 2002	Press release - English	PDF	83 K
Nov 29 2002	Confirmation of mailing	PDF	9 K
Nov 29 2002	Press release - English	PDF	15 K
Nov 28 2002	BC Form 51-901F	PDF	34 K
Nov 28 2002	Interim financial statements - English	PDF	54 K
Nov 19 2002	Press release - English	PDF	8 K
Nov 6 2002	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Oct 18 2002	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Oct 17 2002	Press release - English	PDF	8 K
Sep 25 2002	Material change report - English	PDF	108 K
Sep 25 2002	Press release - English	PDF	47 K
Sep 5 2002	Press release - English	PDF	8 K
Aug 30 2002	Confirmation of mailing	PDF	8 K
Aug 29 2002	BC Form 51-901F	PDF	17 K
Aug 29 2002	Interim financial statements - English	PDF	48 K
Aug 29 2002	Press release - English	PDF	8 K
Aug 27 2002	Press release - English	PDF	7 K
Aug 6 2002	MRRS Decision Document (AIF)	PDF	16 K
Jul 30 2002	Annual information form - English	PDF	95 K
Jun 14 2002	Confirmation of mailing	PDF	8 K
May 31 2002	Press release - English	PDF	8 K
May 31 2002	Press release - English	PDF	10 K
May 30 2002	BC Form 51-901F	PDF	18 K
May 30 2002	Interim financial statements - English	PDF	32 K
May 28 2002	Press release - English	PDF	8 K
May 21 2002	Certificate re dissemination to	PDF	9 K

	shareholders		
May 21 2002	Form of proxy - English	PDF	14 K
May 21 2002	Management proxy / information circular - English (BC, ON - Form 30, QC)	PDF	110 K
May 21 2002	Notice of meeting - English	PDF	9 K
May 21 2002	Other	PDF	12 K
May 17 2002	Audited annual financial statements - English	PDF	39 K
May 17 2002	BC Form 51-901F	PDF	27 K
May 17 2002	Other	PDF	730 K
May 9 2002	Press release - English	PDF	8 K
May 9 2002	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Apr 26 2002	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	8 K
Apr 23 2002	Notice of the meeting and record date - English	PDF	7 K
Apr 18 2002	Press release - English	PDF	27 K
Apr 3 2002	Notice of alternative form of AIF	PDF	30 K
Mar 27 2002	Press release - English	PDF	28 K
Mar 15 2002	Press release - English	PDF	26 K
Feb 15 2002	Material change report - English	PDF	44 K
Feb 15 2002	Press release - English	PDF	22 K
Jan 8 2002	Press release - English	PDF	6 K
Dec 4 2001	Confirmation of mailing	PDF	6 K
Dec 4 2001	Letter concerning the addition of a recipient agency	PDF	9 K
Nov 29 2001	BC Form 51-901F	PDF	25 K
Nov 29 2001	Interim financial statements - English	PDF	30 K
Nov 9 2001	Press release - English	PDF	7 K
Oct 24 2001	Material change report - English	PDF	9 K
Oct 24 2001	Press release - English	PDF	8 K
Sep 25 2001	Press release - English	PDF	8 K
Sep 20 2001	Confirmation of mailing	PDF	9 K
Sep 17 2001	Press release - English	PDF	9 K
Aug 31 2001	Other material contract(s)	PDF	947 K
Aug 30 2001	Auditors' comfort letter	PDF	5 K
Aug 30 2001	Consent letter(s) of other expert(s)	PDF	9 K
Aug 30 2001	Escrow agreement	PDF	57 K

Aug 30 2001	Final long form prospectus - English	PDF	252 K
Aug 30 2001	Form 61 (BC)	PDF	32 K
Aug 30 2001	Interim financial statements - English	PDF	37 K
Aug 30 2001	MRRS Decision Document (Final)	PDF	8 K
Aug 30 2001	Other	PDF	5 K
Aug 30 2001	Other	PDF	43 K
Aug 30 2001	Other	PDF	160 K
Aug 30 2001	Other material contract(s)	PDF	49 K
Aug 30 2001	Underwriting or agency agreement	PDF	64 K
Aug 29 2001	Other material contract(s)	PDF	49 K
Aug 29 2001	Other material contract(s)	PDF	160 K
Aug 20 2001	Other	PDF	21 K
Aug 20 2001	Other material contract(s)	PDF	108 K
Aug 20 2001	Other material contract(s)	PDF	29 K
Aug 20 2001	Other material contract(s)	PDF	193 K
Aug 20 2001	Other material contract(s)	PDF	24 K
Aug 20 2001	Other material contract(s)	PDF	24 K
Aug 20 2001	Other material contract(s)	PDF	16 K
Aug 20 2001	Other material contract(s)	PDF	71 K
Aug 20 2001	Other material contract(s)	PDF	28 K
Aug 3 2001	Material change report - English	PDF	13 K
Aug 3 2001	Material change report - English	PDF	12 K
Aug 3 2001	Press release - English	PDF	7 K
Jul 3 2001	MRRS Decision Document (Preliminary)	PDF	8 K
Jun 29 2001	Cross-reference sheet	PDF	7 K
Jun 29 2001	Preliminary long form prospectus - English	PDF	375 K
Jun 29 2001	Resolutions approving preliminary prospectus and financial statements	PDF	10 K
Jun 1 2001	Confirmation of mailing	PDF	4 K
May 31 2001	Form 61 (BC)	PDF	34 K
May 31 2001	Interim financial statements - English	PDF	40 K
May 23 2001	Confirmation of mailing	PDF	6 K
May 18 2001	Audited annual financial statements - English	PDF	30 K
May 18 2001	Form 61 (BC)	PDF	24 K

May 18 2001	Form of proxy - English	PDF	15 K
May 18 2001	Management proxy / information circular - English (BC, ON - Form 30, QC)	PDF	295 K
May 18 2001	Notice of meeting - English	PDF	12 K
May 18 2001	Other	PDF	12 K
May 2 2001	Cover letter	PDF	9 K
May 2 2001	Material change report - English	PDF	12 K
May 2 2001	Material change report - English	PDF	11 K
May 2 2001	Press release - English	PDF	9 K
Apr 20 2001	Notice of the meeting and record date - English	PDF	4 K
Apr 12 2001	Press release - English	PDF	8 K
Mar 16 2001	Cover letter	PDF	9 K
Mar 16 2001	Material change report - English	PDF	15 K
Mar 16 2001	Material change report - English	PDF	14 K
Dec 5 2000	MRRS Decision Document (Final)	PDF	8 K
Dec 4 2000	Amendment to (or amended) final prospectus - English	PDF	70 K
Dec 4 2000	Auditors' consent letter	PDF	5 K
Dec 4 2000	Material contracts	PDF	57 K
Nov 24 2000	Cross-reference sheet	PDF	5 K
Nov 24 2000	Directors' resolutions	PDF	9 K
Nov 24 2000	Other material contracts	PDF	56 K
Oct 3 2000	MRRS Decision Document (Preliminary)	PDF	8 K
Sep 29 2000	Auditors' negative assurance letter	PDF	7 K
Sep 29 2000	Cross-reference sheet	PDF	5 K
Sep 29 2000	Directors' resolutions	PDF	21 K
Sep 29 2000	Material contracts	PDF	56 K
Sep 29 2000	Preliminary prospectus - English	PDF	80 K